SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin
Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+
Rebecca Oshoway
Ashley Joel Gardner
Michael J. Froehlich
William C. Davis, III
Paul A. Bellegarde+
Patrick M. Martyn
Matthew M. Moore+
Daniel H. Handman
Robert S. Tanner
Eric J. von Vorys
Michelle R. Curtis•
Gary I. Horowitz∘
Jason M. Kerben
...uberman
...e•
...n
...McLean•
...Howard•
...Metz
...ikramanayake
..."Paul" Chung
...eLessio•
Alexander Nemiroff
Patrick J. Howley

Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer∘
William Robert King
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Michelle L. Lazerow▪

Maryland and D.C. except as noted:
+ Virginia also
• Maryland only
∘ D.C. only
† Retired
▪ Federal practice only


03022459

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

82-34672

May 29, 2003


PROCESSED
JUN 11 2003
THOMSON FINANCIAL
SUPPL
SEC MAIL PROCESSING
RECEIVED
JUN 02 2003
WASH. D.C.
188
SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. – Not yet provided by SEC
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

May 29, 2003 Preliminary Statement

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: 
Christopher C. Roberts

Enclosures
cc: Chloe Cox, Senior Company Secretarial Assistant (w/o enc.)
T:061003
18031915-13.doc



PRELIMINARY STATEMENT

Electrocomponents plc, the major international high service distributor of electronic, electrical and industrial supplies, today announces its results for the year ended 31 March 2003.

The highlights are as follows:

Sales	£743.7m	Down	2.6% (adjusted)
Operating profit *	£102.1m	Down	6.1%
Profit before tax*	£100.9m	Down	4.4%
Earnings per share*	16.5p	Down	4.6%
Dividend per share	17.0p	Up	6.9%
Net debt	£46.9m	Better by	£6.1m

* Before amortisation of goodwill.

Mr Bob Lawson, Chairman, commented:

Difficult trading conditions persisted throughout the year in all our major markets, particularly in the electronics, telecommunications and general manufacturing sectors. We have, however, had some notable successes, for example the 55% growth in our e-Commerce sales during the year. Our results reflect a solid overall performance with maintained operating margins (before the impact of one-off costs) on slightly lower sales. Cash flow was again strong. The increase in the dividend of 6.9% reflects this performance and underlines our confidence in the future prospects for the Group.

Since the year end, our markets have continued to display weakness. Recent leading indicators such as Purchasing Managers Indices suggest no improvement in the trading environment in the short term. Our monthly sales are currently running broadly level with the same period last year.

Bob Lawson
29 May 2003

Enquiries:

Bob Lawson, Chairman	Electrocomponents plc	0207 567 8000*
Ian Mason, Chief Executive	Electrocomponents plc	0207 567 8000*
Jeff Hewitt, Deputy Chairman / Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann / Andy Berry	Flagship Consulting Ltd	0207 886 8440

* Available to 17:00 on 29 May, thereafter 01865 204000.

The results and analyst presentation with accompanying audiocast are published on the Corporate website at www.electrocomponents.com.

CHAIRMAN'S STATEMENT ON THE PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2003

Difficult trading conditions persisted throughout the year in all our major markets, with the electronics, telecommunications and general manufacturing sectors continuing to be weak.

Against this backcloth, Group sales declined by 2.6% (adjusted for trading days and exchange rates) to £743.7m from £759.6m and profit before tax and amortisation of goodwill declined by 4.4% to £100.9m from £105.5m. The return on sales declined slightly to 13.6% from 13.9%.

Profit is stated after £3.9m of one-off costs: £1.5m relating to the costs of relocating to our new warehouse in Germany and £2.4m relating to the withdrawal from specialised activities in the United Kingdom directed at the telecommunications and related sectors; this withdrawal also lowered sales by £3.8m. Additionally, the major systems investment project in Europe and Asia incurred costs £2.7m higher than last year. Sales and marketing costs critical to the Group's growth also increased.

We take some encouragement from our performance in the second half of the year which showed improvement on the first half without any significant change in the trading backdrop. Whilst the full year sales and profits declined from the prior year, I believe the Group's overall performance was robust in the circumstances.

In spite of the tough conditions, management has continued to make investments designed to achieve the strategic potential of the Group. Our firmly held belief is that there are significant growth opportunities for our business model around the world. This belief was powerfully reinforced through the year by the sales performance of our businesses in Japan and China, the resilience in continental Europe and the United States and our international success with e-Commerce. Also, important pilots have been carried out in the United Kingdom in service sectors where RS has traditionally been less strong. These demonstrate that the United Kingdom is far from being a mature market and have led to an increase in our sales and marketing efforts in these areas. Our continued ability to improve gross margins (up to 52.7% versus 51.0% last year) underlines the value that customers place on our services.

Cash flow was again strong. Working capital was tightly controlled and showed a further reduction on last year. Capital expenditure declined from its peak of £47.2m last year to £31.3m and will continue to fall as major spends on warehouses and systems are completed. As a result, and benefiting from significant exchange rate movements, net debt reduced £6.1m during the year to £46.9m.

DIVIDEND

The Board recommends that the final dividend be increased by 6.8% to 11.75p to give a full year dividend increase of 6.9% to 17.0p. Though the reported earnings for the year of 16.5p do not fully cover the recommended dividend, the Board recognises that the earnings have continued to be depressed both by trading conditions and by our investment programmes. The dividend growth is underpinned by the ability of our businesses to generate cash. The Board's dividend decisions continue to be based on these considerations together with its assessment of the Group's medium term growth opportunities.

MANAGEMENT

The leadership team has remained stable through the year, and the regional structure introduced last year has now become fully operational. This structure is important to ensure that, as the operating companies within each region grow, the core elements of our business model are maintained and strengthened through consistency of the offer to customers, sharing best practices and keeping tight controls. Supporting the Executive Director Committee are the General Managers of each Region and of each Process who together form the Group Executive Management Team. This team executes our strategy.

OPERATIONS

Despite the continuation of tough economic conditions throughout the year, the second half of the year saw an improvement in trading.

We believe firmly in the growth potential of all our businesses, and have continued to invest in them, particularly in sales and marketing, e-Commerce, Japan, warehouse facilities and information systems. We have continued to improve our gross margins, and have managed the cost base

effectively, although there is a limit to the pressure we can place on costs without adversely impacting future growth. Stock has been reduced while maintaining our excellent service levels, and our cash generation has remained very positive.

I will now summarise the performance of our businesses by region.

UK

RS UK	2003	2002
Sales (by destination)	**£353.7m**	£379.7m
Adjusted sales decline	**(7.2)%**	(7.6)%
Sales (by origin)	**£366.9m**	£393.0m
Adjusted sales decline	**(7.0)%**	(7.4)%
Contribution	**£119.1m**	£126.2m
Contribution %	**32.5%**	32.1%

RS UK had a sales decline of 7.0% (adjusted for trading days) to £366.9m, reflecting the continuing weakness of the manufacturing sector. UK sales in the second half declined by 4.7% (adjusted), and exited the year at a lower rate of decline. The UK business is firmly focused on returning to growth by broadening its customer base. Record numbers of new customers have been acquired in the more buoyant service sectors, offsetting losses in manufacturing through customers losing their jobs. Over the year, the UK thereby maintained overall customer numbers. Sales to customers in the manufacturing sectors consequently declined most, but still accounted for over half of our total sales.

During the year we closed a specialised activity serving the troubled telecommunications and related sectors. The one-off costs of this withdrawal amounted to about £2.4m, of which £0.9m has been charged against RS UK contribution and £1.5m, related to stock, property and systems, against Process costs.

There are many initiatives in place to regain sales growth. We have increased the size of the sales force and the number of catalogues distributed to customers in the second half. Part of this additional investment is being directed to sectors where RS has traditionally been under-represented. These include the publicly funded sectors, including health. Currently, due to our historic sales and marketing focus, RS sells to only a fifth of all hospitals, but where we do have customers we have observed similar purchasing dynamics to customers in manufacturing. Also, a six month pilot demonstrated that hospitals buy across our entire product range, which reflects our experience in other service sectors.

Customer contact is ever more important and so the size of each sales territory has been reduced, and more sales people recruited, which allows more time for customer acquisition and development activities. Although we have contracts in place with large organisations which have many end-users, our experience indicates that the key to obtaining value from such contracts is in accessing and serving the end-users themselves. In addition, we opened two new trade counters in South Wales and Aberdeen, and rolled out our successful Managed Stock Replenishment programme, run from the trade counters, which manages customers' inventory requirements.

Increased targeting and distribution of the catalogue among potential customers has enhanced the visibility of our offer and of the value we bring. This should increase the pace of growth in the business as maintenance and development engineers across all sectors of the economy see and understand the relevance of our services. Our "nursery" programme is designed to ensure that once new customers have bought from us they increase their order frequency more quickly, and purchase more broadly across our product range. Our product range increased 2% over the year to 135,000.

e-Commerce continued its very strong performance, growing year on year at 45%, and now accounts for around 15% of sales, up from 10%. This success is driven by innovative improvements in functionality that focus on reducing our customers' costs. Success has been achieved across all sectors of the economy.

Despite lower sales and the investments made in the year, the UK contribution margin improved to 32.5% from 32.1% through continued active management of gross margin and control over local costs. Our RS UK business remains highly cash generative.

Exports from the UK to third party distributors and direct to overseas customers were flat against last year.

REST OF EUROPE

RS Rest of Europe	2003	2002
Sales	**£224.3m**	£210.7m
Adjusted sales growth	**1.5%**	4.1%
Contribution	**£44.1m**	£40.4m
Contribution %	**19.7%**	19.2%

Sales in Europe grew by 1.5% (adjusted for trading days and at constant exchange rates) to £224.3m, which is 30.2% of Group sales. Trading conditions in both halves were similar, though growth was slightly better in the second half. During the year we invested heavily in the region with capital expenditure on warehouses and systems. The contribution is stated after disruption costs of about £1.5m resulting from the relocation of our German warehouse. Excluding these one-off costs, the contribution margin would have been higher at 20.3%.

These results demonstrate our strategy in action (sales growth with improving contribution margins), even in difficult economic conditions. This improvement in contribution margin has again come through a combination of higher gross margin and tight management of costs. The higher gross margin reflects close attention to all elements of gross margin, not just our cost prices and selling prices: for example, we have reduced sales credits by reducing errors in customer product selection and order fulfilment. Through such actions we are also improving customer service.

Europe, excluding the United Kingdom, is managed on a regional basis to ensure greater cohesion between the businesses and to transfer best practice, in particular in selling and marketing activities.

This year was the first full year of trading in Rest of Europe from our higher functionality websites, and this has delivered excellent results. e-Commerce sales have more than doubled in the year to about 10% of total sales, and exited the year at over 12% of sales.

RS Rest of Europe – sales, customers and products	Adjusted Sales Growth	% Increase in customers	Number of products
France	0.0%	1%	93,000
Germany	1.6%	0%	84,000
Italy	(0.2)%	2%	75,000
Smaller businesses	5.6%	2%	55,000

The performance of the larger businesses reflected the depressed economic conditions. Each of the businesses is pursuing initiatives to grow sales, without assuming any improvement in the economic backdrop.

In France, Germany and Italy there was also a lot of internal activity during the year:

The European systems project will be implemented first in June 2003 in ***France***. During the year considerable time and effort has been spent by the French management team on ensuring that the implementation goes according to plan. Equally, attention is being focused on making sure that the substantial efficiency benefits and rewards from better customer service will be realised.

The relocation to the new warehouse in ***Germany*** was completed over the Christmas 2002 break. In the coming year, our customers will experience enhanced service from this purpose-built facility. It is situated close to all major carrier hubs and will give us the ability to provide higher service levels (including later order cut-off) to support our growth in Germany and also in nearby countries.

RS ***Italy*** moved to a larger warehouse and offices last year and can now accommodate significant growth. Following extensive customer research, Italy changed the frequency of its catalogue from semi-annual to annual, in September 2002 and at the same time increased the number of catalogues circulated by 40%. Though overall catalogue costs have been reduced, further investment was made in more responsive, shorter term marketing initiatives.

The ***smaller businesses*** had differing results. Spain continued to grow at a high rate throughout the year and moved to a larger warehouse facility. Elsewhere, Austria grew well, Scandinavia and Benelux grew, but more slowly than last year, whilst our business in Ireland returned to growth.

Despite the economic difficulties, we have continued to invest in the future growth potential of our European businesses. These businesses are in an excellent position to return to strong sales growth when the upturn comes, with higher levels of contribution.

NORTH AMERICA

Allied North America	2003	2002
Sales	**£103.4m**	£110.5m
Adjusted sales decline	**(0.4)%**	(27.6)%
Contribution	**£14.4m**	£15.9m
Contribution %	**13.9%**	14.4%

Sales of our Allied business in North America declined slightly (adjusted) to £103.4m. Allied returned to growth in the second half of the year at 4.3% growth year on year, and exited the year at a slightly higher rate. We believe that we have taken sales from the many small, local businesses that face increasing service and supply difficulties during the electronics cycle. Allied's customer base was flat over the year.

Gross margins of about 40% were similar to last year. The national sales-office branch network was maintained, while further front end investments resulted in a planned increase in costs. For example, the catalogue underwent a number of improvements in May 2002 with the launch of the first colour edition, featuring a new buyers' guide and enhancements in layout and indexing. Customer service in the local sales branches is being improved by better staff training and will be further enhanced by the implementation of a new quote system, which in the pilot led to a substantial increase in bookings. An initiative to extend the product portfolio with maintenance-related products new to the Allied offer is underway. As a result, Allied's contribution on sales declined by 0.5 percentage points to 13.9%.

Sales over the internet improved again, to 7% of total sales.

Allied celebrates its 75th anniversary in 2003 and is in a strong position to continue its historical sales and profit successes in the future.

JAPAN

RS Japan	2003	2002
Sales	**£11.3m**	£9.0m
Adjusted sales growth	**31.6%**	15.3%
Contribution	**(£3.3m)**	(£4.7m)

Sales growth in Japan accelerated to 31.6% (adjusted), giving sales of £11.3m. The second half growth rate was 35.6%. This strong performance came in spite of the weak Japanese economy. The growth in the year was driven by the new e-Commerce functionality introduced in April 2002. The website is entirely in Japanese and is supported by dedicated local staff. Several major customers, particularly in the public sector, have been using the advanced buy-side functionality of the site and have found it a valuable tool in retaining control over purchasing while saving administrative costs. Since the launch of the new functionality, sales through e-Commerce have run at about one third of total sales, almost double the level of a year ago.

The product offer has been broadened, with the number of products increasing by 6% to 46,000. Health and safety, mechanical and electrical products are now offered in addition to electronics, as we build to the usual broad-range RS offer. This has also helped broaden the customer base, which grew by 12%, and the breadth of purchase of existing customers, so increasing average order frequency.

Customer-facing activities have been further strengthened with additional resource in sales and customer service. The success of RS in Japan and the value that Japanese engineers place on the RS service demonstrate the transferability and fundamental high value of the RS business model. Our view that the market potential is huge is reinforced by this year's results.

Losses of £3.3m were down from £4.7m last year despite the costs of moving the warehouse in August 2002 and launching the new Internet capability in April 2002. We anticipate that the business will reach break-even on a month-by-month basis during the coming year.

REST OF WORLD

RS Rest of World	2003	2002
Sales	**£37.8m**	£36.4m
Adjusted sales growth	**5.7%**	1.0%
Contribution	**£2.4m**	£0.2m
Contribution %	**6.3%**	0.5%

Sales in Rest of World grew by 5.7% (adjusted) to £37.8m. The second half grew slightly faster at 6.5%, and the businesses exited the year at a similar rate. Asia accounts for most of the sales in this segment.

Asia
Asia sales grew by 2.7% (adjusted), returning to growth in the second half of the year.

Sales in ***North Asia*** were down 0.7%, reflecting growth in China, but declines in Hong Kong and Taiwan.

Sales in China grew by 5.2% (adjusted), despite sales in the first half being adversely affected by the Chinese government putting in place new product safety compliance requirements on many categories of imports. Close co-operation with the authorities and our suppliers enabled us to mitigate the impact in the second half, though many products remained unavailable for sale. Second half growth was 11.5%. The April 2003 Chinese catalogue of 26,500 products is 100% compliant with the new requirements.

Hong Kong and Taiwan faced continuing difficult markets because of their dependence on world trade and electronics.

Sales in ***South Asia*** increased by 4.1% (adjusted), a sharp reversal of last year's 7.1% decline, as customers were acquired in the more buoyant sectors of the economies. The new enterprise business system being developed for Asia was implemented first in South Asia in March 2003 and is operating well.

Sales in ***Australasia*** increased by 4.7% (adjusted), so recovering from last year's small decline. The trade counter network in Australia was particularly effective, with improved promotions and layouts.

Other Markets
Sales in our other markets grew by 30.4% (adjusted), driven once more by impressively strong growth in South Africa.

E-COMMERCE
Sales over the internet were about 11% of total Group sales for the year and exited the year at about 13%. Sales were £79.3m, a growth of 55%. After extensive analysis, we now believe that a significant proportion of these sales is incremental, ranging from around 20% to 50% depending on the market.

The development costs of e-Commerce expensed in the year were just over £5m, similar to last year, and included the further development of the European Internet Trading Channel, its extension to Japan and the finalisation of PurchasingManager™.

The PurchasingManager™ programme was launched last year. This effective and adaptable e-Procurement package has been well received by customers and is in active use in 150 organisations across six countries. Our sales through this programme now match those through third party e-Procurement packages, which we continue to support through our punch-out capability.

Importantly, we are also now in a position to launch new products on our websites before they appear in our catalogues, so that our customers always have access to the latest products.

Further developments continue to be worked on, including e-Invoicing and additional roll-outs.

GROUPWIDE PROCESSES
The Group Processes support our global network of operating companies. They have the infrastructure expertise that enables them to provide the consistent customer service which is the key strength of the Group.

The total cost of Processes in the year was £74.6m, up 7.6% from last year, but after adjusting for one-off withdrawal costs and increased systems project costs the increase was 1.6% as described on page 13.

Product Management
The total number of products on sale through RS and Allied worldwide is approximately 300,000. From this total Product Management has to ensure that the right product selection is offered by each business to meet local customer requirements. There is continual focus to improve the effectiveness of the product range.

Over the past year we have deepened our relationships with suppliers based on the advantages we offer them: the Group's unique global presence; our large number of end-user customers; and our detailed customer knowledge. Suppliers recognise our ability to create demand for their products, for example in the important research and development arena, and value highly the opportunity to enhance their market understanding by selling through us. A close relationship with our suppliers is critical to ensuring that our product offer is comprehensive and up to date.

Product compliance is an area of increasing importance around the world, and adds to the complexity of managing the offer. For example, last summer, changes in legislation in China meant that to ensure strict compliance almost half of the products in the local catalogue had to be taken off sale. Whilst this depressed sales during the year close co-operation with our suppliers limited the impact. We continue to invest heavily in compliance, for the reassurance of our customers throughout the world.

Supply Chain
Our Supply Chain management continued to manage stock efficiently, whilst maintaining excellent service levels. We measure service levels by orderfill, the percentage of orders despatched complete on the day the order was received, and this was maintained at high levels throughout the year. The ability to satisfy a customer order in full and immediately is the foundation upon which we differentiate our service against competitors.

Continued tight stock control was reflected in our stock turn of 2.6 times. This was down from 2.7 times primarily because of the German warehouse move and some stock build ahead of systems implementation.

There have been important initiatives in each region: in Europe the new German warehouse provides more efficient logistics and adds to our overall capacity to support growth; in Asia we have reshaped the way we serve the smaller markets to provide better service; and in Allied we have introduced the stock management techniques used by RS, with improvements in efficiency and service. The UK remains our main product intake and replenishment centre for the RS businesses, though this role will increasingly be shared by Germany, France and Singapore, given their enhanced warehouse and system capabilities. By understanding our suppliers' own supply chains, we have been able greatly to enhance the effectiveness of our inbound logistics, both in terms of shorter lead times and shared cost benefits.

Group Facilities
Group facilities managed a number of important projects in the year, particularly relating to warehouses, which incurred capital expenditure of £4.5m. In Germany the move to the new freehold 21,000 square metre warehouse in Bad Hersfeld was completed in December 2002. This larger and more efficient facility will support enhanced customer service, though there will be higher operating costs in the short term.

Significant growth in Japan and Spain necessitated further leasehold warehouse investments during the year. In Japan, the relocation to a more efficient warehouse took place in August 2002, giving more capacity to support this rapidly growing business, and a much better location next to the couriers' hub. In Spain, the move to larger premises was successfully achieved in March 2003, allowing improvements in service levels to our customers and a reduction in inbound freight costs.

Media Publishing
The Media Publishing Process manages and delivers all the media for the Group. Thirty-five catalogue versions in eight languages are produced, with about 5 billion pages. The product content is also presented on CD-Rom and on Internet sites.

A specialist Content Management team was formed during the year to provide a focus on product data management and media presentation. Already this team has improved the quality and completeness of our product data. Another major initiative has focused upon the improvement of the catalogue index, with good customer reaction. This significantly improves our customers' ability to find the product they need from the tens of thousands available. The Content Management team has also developed the means of offering products on the Internet as soon as the product is available. This capability has been operational since last autumn, bringing products to market quicker than before.

Further investments in automatic pagination software and desk top publishing systems have resulted in significant reductions in catalogue lead time. We now manage the production of over 75% of our direct mail promotional material in house. In Asia, new publishing systems have updated our flexibility in handling complex character sets, allowing future enhancements to our media in Japan and China.

Group Human Resources
The approval by shareholders at the last AGM of the new Long Term Incentive Share Option Plan and the introduction of a new performance-related annual reward scheme have had a positive response during the year: in particular, a more integrated approach to rewards across all management levels has been welcomed. These developments will help the Group recruit and retain key employees and further encourage the high performance culture.

Increasing attention has also been given to planning for our future leadership requirements, based on a more structured comparison of the management needs to support our strategy and our existing capabilities.

Information Systems
The large number of transactions and our absolute requirements for accuracy and timeliness to support customer service make Information Systems a vital area of the Group. Information Systems, including the costs of the enterprise business systems project, accounted for some 44% of total Process costs, or £32.5m. The 14% increase on last year largely reflects the higher project costs.

During the year capital expenditure on information systems was £22.9m, a 14% decrease from last year. This reflects the phasing of our enterprise systems projects in Europe and Asia which have now largely completed their blueprinting template design, application build and hardware acquisition phases, and are now commencing roll-out. During the year, the first implementation took place in South Asia, and the implementation in France will take place in June 2003. There is a programme of further roll-outs across Europe (including the UK) and Asia over the next three years.

The cost impact of the enterprise system projects was £4.5m in the year, up from £1.8m last year as a result of increased depreciation and other costs. Depreciation will increase further during the roll-out phase and in the coming year by about £5m.

The enterprise systems investments will provide a range of benefits. A direct benefit is the elimination of the high costs of supporting the legacy systems. There will also be substantial benefits in stock management and operating efficiencies, whilst the new systems will allow additional services to customers. The improved infrastructure will also support the growth of e-Commerce. As a consequence of the project, systems services will be provided on a regional rather than on a country basis, and this will provide further benefits. The European regional service centre has been set up during the year and is now starting to operate, whilst the Asian service centre will be established during the coming year. We anticipate that the overall benefits will provide an attractive payback on this £50m plus investment. The success of the project is a key requirement for the execution of the Group's strategy.

FINANCIAL PERFORMANCE
Results
Turnover, profits and earnings

Key figures	**2003**	**2002**
Turnover	**£743.7m**	**£759.6m**
Operating profit*	**£102.1m**	**£108.7m**
Interest	**(£1.2m)**	**(£3.2m)**
Profit before tax*	**£100.9m**	**£105.5m**
Profit before tax	**£89.6m**	**£93.5m**
Earnings per share*	**16.5p**	**17.3p**
Earnings per share	**13.9p**	**14.5p**

Dividend per share	**17.0p**	**15.9p**

Key statistics	**2003**	**2002**
Gross margin %	**52.7%**	**51.0%**
Operating margin %*	**13.7%**	**14.3%**
Return on sales %*	**13.6%**	**13.9%**
Effective tax rate %*	**29.0%**	**29.0%**
PBT on net assets	**23.1%**	**22.7%**

Growth %	**2003**	**2002**
Turnover	**(2.1%)**	**(7.8%)**
Turnover – adjusted	**(2.6%)**	**(7.7%)**
Operating profit*	**(6.1%)**	**(17.0%)**
Profit before tax*	**(4.4%)**	**(15.0%)**
Earnings per share*	**(4.6%)**	**(14.4%)**
Dividend per share	**6.9%**	**15.2%**

*Before amortisation of goodwill

Group turnover declined by 2.1% (reported) to £743.7m. Before goodwill amortisation, operating profit fell 6.1% to £102.1m, profit before tax fell 4.4% to £100.9m and earnings per share fell 4.6% to 16.5p. After goodwill amortisation, earnings per share fell 4.1% to 13.9p.

The withdrawal from the specialist telecommunications supply activity in the United Kingdom announced at the half year depressed the year's sales and profits: this year sales were £4.1m compared to £7.9m last year, whilst the one-time withdrawal costs within operating profit were £2.4m, £0.4m less than anticipated.

Exchange rate movements had no material effect on our reported sales, but a positive effect on our reported operating profit. At constant (last year) exchange rates, sales would have been £0.1m higher and operating profit would have been £0.7m lower, a decline of 6.8% compared with the reported 6.1%. Adjusting sales for the number of trading days in the year as well as exchange rates gives an underlying sales decline of 2.6%.

The gross margin was 52.7%, which was up 1.7 percentage points on last year. In the first half the increase against the first half of last year was 2.5 percentage points to 52.6%, in the second half the increase was 0.9 percentage points to 52.8%. The substantial improvement reflects more active management of all the factors that determine the gross margin: selling prices and cost prices, product mix, column and customer discounts, sales credits and delivery charges. Small movements in each area have contributed to the overall increase. We believe that more progress is possible on each of the factors to increase gross margins further whilst improving customer service and supporting sales growth.

Operating margins (before amortisation of goodwill) declined to 13.7% from 14.3% for a number of reasons. First, the withdrawal costs of £2.4m noted above accounted for half the decline. Second, the warehouse relocation costs of £1.5m in Germany. Adjusting for these 'one-off' costs, the operating margin would have been flat. Additionally, there were the increased costs of the European / Asian enterprise systems project of £2.7m. The increase in gross margin was largely offset by the profit impact of the lower sales and by increased selling and marketing costs.

Process costs were £74.6m or 10.0% of sales, compared to £69.3m and 9.1% respectively last year. Before the impact of projects, these costs are anticipated to flatten and then decline as a percentage of sales over time. In the year the European / Asian enterprise business systems project cost included in Process costs was £4.5m, up from £1.8m. We estimate that about 80% of the required capital expenditures for these projects have now been incurred. In the coming year the first implementation of the European project will take place and this will trigger higher depreciation charges. As the project rolls out, we anticipate that these charges will peak at £10m per year during the next 2 to 3 years, with approximately £5m arising next year. The development costs of e-Commerce within Processes were £5.1m, similar to last year. Within Processes, the withdrawal costs noted above were £1.5m. After adjusting for projects and withdrawal costs, Process costs grew by 1.6%.

"Strategic investments" have previously been identified where costs have been substantial and have been incurred ahead of sales. Investments in Japan, e-Commerce and China have in past years been so categorised. Japan losses are now much reduced, whilst the profits on incremental sales from e-

Commerce are now significant and China is close to break-even. Hence "strategic investment" costs now just reflect Japan losses of £3.3m.

The interest charge of £1.2m was £2.0m lower than last year, mainly due to lower interest rates over the year. The tax rate of 29%, based on profit before tax and goodwill amortisation was the same as last year. In accordance with FRS10, the £214.8m of goodwill that arose on the acquisition of Allied is being written off over 20 years. Taken together with the goodwill amortisation on another small prior year acquisition, the total goodwill amortisation in the year was £11.3m.

Profit before tax and after goodwill amortisation was £89.6m and the effective tax rate on this profit was 32.7%. After tax, the profit for the year amounted to £60.3m, down 4.1%. Earnings per share before goodwill amortisation declined 4.6% to 16.5p from 17.3p; after goodwill amortisation the decline was 4.1% to 13.9p.

With the recommended final dividend of 11.75p per share, dividends rose 6.9% to 17.0p, which were not fully covered by earnings as discussed earlier.

Cash flow and balance sheet

Cash flow	**2003**	**2002***
Decrease in stocks	**£2.7m**	**£29.0m**
(Increase) / decrease in debtors	**(£0.2m)**	**£18.5m**
Increase / (decrease) in creditors	**£9.9m**	**(£19.0m)**
Working capital	**£12.4m**	**£28.5m**
Capital expenditure on fixed asset additions, including fixed asset accruals	**(£31.3m)**	**(£47.2m)**
Free cash flow	**£68.2m**	**£76.3m**
Net debt	**(£46.9m)**	**(£53.0m)**

Key statistics	**2003**	**2002**
Stock turn	**2.6**	**2.7**
Trade debtors days	**49.4**	**50.8**
Trade creditors days	**38.7**	**33.7**

* excluding cash flows from Discontinued Operations

Operating cash flow remained very strong at £133.6m though down from £156.7m last year as stock levels though lower did not reduce as much as in last year. The operating cash flow was 131% of operating profit (before amortisation of goodwill).

Working capital cash inflows amounted to £12.4m compared to £28.5m last year. The main difference was the inflow on stocks of £2.7m compared to £29.0m last year. Whilst maintaining high service levels for customers, stock levels were again tightly and effectively managed throughout the year with the stock turn slightly down to 2.6x from 2.7x. Debtors recorded an outflow of £0.2m, compared to an inflow of £18.5m last year: trade debtor days were 49.4, down from 50.8 last year, reflecting tight credit management. The cash inflow on creditors of £9.9m reversed an outflow of £19.0m last year: trade creditor days were 38.7, five days higher than last year.

Capital expenditure on fixed assets additions (including accruals) was £31.3m, significantly lower than the £47.2m spent last year as the spending peak on information systems and warehouses has passed and this trend is expected to continue: capital expenditures in the coming year are estimated to be about £20m. The largest expenditure in this year has been £22.9m on information systems, of which £12.5m was part of the multi-year spend of over £50m on enterprise business systems.

After lower interest and tax payments of £1.2m and £31.5m respectively, free cash flow for the year remained robust at £68.2m, though down from £76.3m (of continuing operations) last year. The outflow on dividends was £70.6m, up from £62.7m last year. Exchange rate movements benefited net debt by £8.0m to give an overall decrease in net debt of £6.1m to £46.9m.

Gearing declined to 12.1% from 12.9% last year and interest cover (before amortisation of goodwill) increased to 85x from 34x.

Pensions
SSAP 24 remains the accounting standard applied to pensions as described in Note 5 to the Preliminary Statement. The last full valuation of the UK defined benefit scheme was carried out as at 31 March 2001 and showed a surplus of £22.1m. The next triennial valuation is due as at 31 March 2004. However, approximate funding updates are carried out each year and as at 31 March 2002 the surplus had reduced to £11.1m. The results of the review at 31 March 2003 are not yet finalised, but the position will have deteriorated further, with the scheme now in deficit. Relative to many UK pension schemes, however, the statutory minimum funding position of the scheme remains good with a Minimum Funding Ratio estimated at between 120% and 125% as of 31 March 2003. The cost of the scheme in the year was £3.9m up from £3.6m last year, reflecting an increase in payroll. However, if current equity and bond values persist these costs will increase significantly after the next valuation. The Company will therefore consider during the year whether it might be appropriate to increase contributions.

After an evaluation of its long term pension arrangements in the UK the defined benefit scheme was closed to new entrants as of 1 April 2003 with a new defined contribution scheme introduced for new employees.

Note 5 also indicates the effects FRS 17 (the proposed new UK pension accounting standard whose introduction has now been deferred) would have had if it had been adopted as our accounting standard. The relevant schemes in the Group are the UK defined benefit scheme and the much smaller defined benefit schemes in Ireland and Germany. Elsewhere the schemes are defined contribution. Under the FRS 17 rules the defined benefit schemes showed a combined deficit of £30.1m (net of deferred tax) compared to a surplus of £12.5m at the end of last year. Under FRS 17 the charge to profits arising from these schemes would have been £5.4m.

Financial and shareholder returns
Profit before tax (and after goodwill amortisation) on net assets was 23.1%, up from 22.7% last year. These returns remain substantially higher than the Group's cost of capital.

Our total shareholder return over the year was down by 43.3%, driven by the share price decrease between the year-ends, compared to the 29.8% reduction in the Allshare index. Providing attractive returns for our shareholders relative to the market over the long term remains the primary goal of our strategy.

CURRENT TRADING

Since the year end, our markets have continued to display weakness. Recent leading indicators such as Purchasing Managers Indices suggest no improvement in the trading environment in the short term.

In the UK, our actions have continued to reduce the rate of year-on-year sales decline. Sales per day are approaching those of a year ago. Sales in our Continental European businesses have been particularly affected by public holidays compared to last year, but the underlying sales growth remains similar to that of the second half. Allied in the United States has continued to grow, maintaining the second half trend. Japan has enjoyed even higher sales growth, reflecting further success in e-Commerce. Elsewhere, sales in our Asian businesses have held up well despite the SARS restrictions. Overall, monthly sales of the Group (adjusted for exchange rates and trading days) are broadly level with the same period last year.

Gross margin has shown a further small advance. We have also continued to manage costs tightly, whilst sustaining our strategic investments. The first half of this year will see the first implementation of our major European systems project and some disruption costs are anticipated. Cash flow remains strong.

We remain firmly of the view that the Group is able to generate superior and sustainable earnings growth. Our confidence is based on our strong market position, the opportunities open to us in all our markets and the great choice, service and value that we offer.

Bob Lawson
Chairman
29 May 2003

Consolidated Profit and Loss Account
For the year ended 31 March 2003

	Note	2003 £m	2002 £m
Turnover	1	**743.7**	759.6
Cost of sales		**(351.6)**	(372.4)
Gross profit		**392.1**	387.2
Distribution and marketing expenses		**(279.8)**	(265.9)
Administration expenses			
– Before amortisation of goodwill		**(10.2)**	(12.6)
– Amortisation of goodwill		**(11.3)**	(12.0)
		(21.5)	(24.6)
Operating profit	1		
– Before amortisation of goodwill		**102.1**	108.7
– Amortisation of goodwill		**(11.3)**	(12.0)
		90.8	96.7
Net interest payable		**(1.2)**	(3.2)
Profit on ordinary activities before taxation		**89.6**	93.5
Profit before taxation and amortisation of goodwill		**100.9**	105.5
Taxation on profit on ordinary activities	2	**(29.3)**	(30.6)
Profit on ordinary activities after taxation		**60.3**	62.9
Dividend		**(73.9)**	(69.2)
Retained loss for the financial year		**(13.6)**	(6.3)
Earnings per share			
Basic	3		
- Before amortisation of goodwill		**16.5p**	17.3p
- After amortisation of goodwill		**13.9p**	14.5p
Dividend per share			
- Interim (paid)		**5.25p**	4.9p
- *Final (proposed)*	4	**11.75p**	11.0p
		17.0p	15.9p

Consolidated Statement of Total Recognised Gains and Losses

	2003 £m	2002 £m
Profit for the financial year	**60.3**	62.9
Translation differences	**(10.8)**	0.5
Total recognised gains and losses relating to the year	**49.5**	63.4

All profits and losses are stated at historical cost.
The statement of movements on Group reserves is at note 7.

Consolidated Balance Sheet
As at 31 March 2003

	Note	2003 £m	2002 £m
Fixed assets			
Intangible fixed assets		**176.6**	208.5
Tangible fixed assets	6	**170.1**	155.9
Investments		**1.6**	1.3
		348.3	365.7
Current assets			
Stocks		**134.1**	135.1
Debtors		**146.8**	145.4
Investments		**23.8**	16.3
Cash at bank and in hand		**2.9**	5.1
		307.6	301.9
Creditors: amounts falling due within one year		**(204.6)**	(184.5)
Net current assets		**103.0**	117.4
Total assets less current liabilities		**451.3**	483.1
Creditors: amounts falling due after more than one year		**(54.0)**	(60.8)
Provisions for liabilities and charges		**(9.1)**	(10.2)
		388.2	412.1
Capital and reserves			
Called-up share capital		**43.5**	43.5
Share premium account		**38.3**	37.8
Profit and loss account		**306.4**	330.8
Equity shareholders' funds		**388.2**	412.1

Consolidated Cash flow statement
For the year ended 31 March 2003

	Note	2003 Total £m	2002 Continuing Operations £m	2002 Discontinued Operations £m	2002 Total £m
Reconciliation of operating profit to net cash inflow from operating activities					
Operating profit		**90.8**	96.7	–	96.7
Amortisation of goodwill		**11.3**	12.0	–	12.0
Depreciation and other amortisation		**19.1**	19.5	–	19.5
Decrease in stocks		**2.7**	29.0	0.5	29.5
(Increase) decrease in debtors		**(0.2)**	18.5	4.4	22.9
Increase (decrease) in creditors		**9.9**	(19.0)	(2.3)	(21.3)
Net cash inflow from operating activities		**133.6**	156.7	2.6	159.3

	Note	2003 Total £m	2002 Continuing Operations £m	2002 Discontinued Operations £m	2002 Total £m
CASH FLOW STATEMENT					
Net cash inflow from operating activities		**133.6**	156.7	2.6	159.3
Returns on investments and servicing of finance		**(1.2)**	(3.7)	–	(3.7)
Taxation		**(31.5)**	(35.2)	2.3	(32.9)
Capital expenditure and financial investment	9	**(32.7)**	(41.5)	0.4	(41.1)
Free cash flow		**68.2**	76.3	5.3	81.6
Acquisitions		**–**			(0.8)
Equity dividends paid		**(70.6)**			(62.7)
Cash flow before use of liquid resources and financing		**(2.4)**			18.1
Management of liquid resources		**(5.1)**			(9.6)
Financing					
Shares		**0.5**			3.0
Loans		**3.9**			(18.4)
Decrease in cash in the year		**(3.1)**			(6.9)
Reconciliation of net cash flow to movement in net debt					
Decrease in cash		**(3.1)**			(6.9)
Management of liquid resources		**5.1**			9.6
Financing – loans		**(3.9)**			18.4
Change in net debt relating to cash flows		**(1.9)**			21.1
Translation differences		**8.0**			1.4
Decrease in net debt for the year		**6.1**			22.5
Net debt at the beginning of the year		**(53.0)**			(75.5)
Net debt at the end of the year	8	**(46.9)**			(53.0)

Notes to the Preliminary Statement
For the year ended 31 March 2003

1 Segmental analysis

a. By geographical destination

		2003 £m	2002 £m
Turnover:	United Kingdom	**353.7**	379.7
	Rest of Europe	**227.0**	214.4
	North America	**103.2**	110.0
	Japan	**11.3**	9.0
	Rest of World	**48.5**	46.5
		743.7	759.6

b. By geographical origin

		2003 £m	2002 £m
Turnover:	United Kingdom	**366.9**	393.0
	Rest of Europe	**224.3**	210.7
	North America	**103.4**	110.5
	Japan	**11.3**	9.0
	Rest of World	**37.8**	36.4
		743.7	759.6

		2003 £m	2002 £m
Operating profit:	United Kingdom	**119.1**	126.2
	Rest of Europe	**44.1**	40.4
	North America	**14.4**	15.9
	Japan	**(3.3)**	(4.7)
	Rest of World	**2.4**	0.2
	Contribution – before amortisation of goodwill	**176.7**	178.0
	Groupwide process costs	**(74.6)**	(69.3)
	Amortisation of goodwill - Allied (North America)	**(11.1)**	(11.9)
	Amortisation of goodwill - RS Norway (Rest of Europe)	**(0.2)**	(0.1)
		90.8	96.7

c. By geographical location

		2003 £m	2002 £m
Net assets:	United Kingdom	**219.9**	210.6
	Rest of Europe	**70.4**	67.0
	North America	**26.5**	29.5
	Japan	**1.7**	3.5
	Rest of World	**22.0**	27.1
	Net operating assets (excluding goodwill)	**340.5**	337.7
	Net debt	**(46.9)**	(53.0)
	Unallocated net assets	**94.6**	127.4
		388.2	412.1

2. Taxation on the profit of the Group

	2003 £m	2002 £m
United Kingdom Taxation	**21.8**	23.8
Overseas Taxation	**7.5**	6.8
Tax charge	**29.3**	30.6
Profit before tax and amortisation of goodwill	**100.9**	105.5
Tax rate	**29.0%**	29.0%

3. Earnings per share

	2003 £m	2002 £m
Profit on ordinary activities after taxation	**60.3**	62.9
Amortisation of goodwill (excluding tax effect)	**11.3**	12.0
Profit on ordinary activities after taxation and before amortisation of goodwill	**71.6**	74.9
Weighted average number of shares	**434.8**	434.1
Basic earnings per share		
Before amortisation of goodwill	**16.5p**	17.3p
After amortisation of goodwill	**13.9p**	14.5p

4. 2003 final dividend

The timetable for the payment of any final dividend is:

Ex-dividend date	18 June 2003
Record date	20 June 2003
Annual General Meeting	18 July 2003
Dividend Payment date	24 July 2003

5. Pension Schemes

The funding of the United Kingdom defined benefit scheme is assessed in accordance with the advice of independent actuaries. The pension costs for the year ended 31 March 2003 amounted to £3.9m (2002: £3.6m). The most recent valuation (carried out in 2001) adopted a market related approach to funding using the projected unit credit method. The assumptions underlying the calculation of the liabilities were derived by reference to the gross redemption yield on long-term gilts in conjunction with a pre-retirement equity enhancement, consistent with market conditions at the time of the valuation.

The principal assumptions applied in the 2001 valuation were therefore as follows:

	Past service	Future service
Investment return:		
before retirement	6.25%	6.5%
after retirement	5%	5.25%
Rate of future earnings inflation	4.25%	4.25%
Rate of increase in pensions payment	2.5%	2.5%

At the date of the 2001 valuation, the market value of the assets of the scheme was £169.8m, and the actuarial valuation of the assets covered 115% of the benefits that had accrued to the members after allowing for expected future increases in earnings giving a surplus of £22.1m. The excess assets above the value of the liabilities are being eliminated by means of a reduction in the level of employer contributions to the Scheme. The next valuation will be carried out no later than 31 March 2004. In addition to the UK scheme outlined above there are certain pension benefits provided on a defined contribution basis in Australia and North America amounting to £0.7m (2002: £0.7m), on a defined benefit basis in Germany and Ireland amounting to £0.4m (2002: £0.4m), and via government schemes in France, Italy, Denmark and North Asia amounting to £1.6m (2002: £1.4m).

FRS 17 Disclosure

A new pension accounting standard, FRS 17, was issued in November 2000. The disclosures required by FRS 17 in the second transitional year of adoption are set out below. The Electrocomponents Group operates defined benefit schemes in the UK, Germany and the Republic of Ireland. The German scheme is unfunded, in line with local practice. The last actuarial valuation of the UK scheme was carried out as at 31 March 2001 and has been updated to 31 March 2003 by a qualified independent actuary in accordance with FRS 17. The last actuarial valuations of the German and Irish schemes were carried out as at 31 March 2003 by the respective independent scheme actuaries in accordance with the requirements of FRS 17.

The valuations of the schemes as at 31 March were:

	2003				2002			
	United Kingdom	**Germany**	**Republic of Ireland**	**Total**	United Kingdom	Germany	Republic of Ireland	Total
	£m	**£m**	**£m**	**£m**	£m	£m	£m	£m
Equities / Property	**96.8**	**n/a**	**0.6**	**97.4**	128.7	n/a	0.7	129.4
Corporate bonds	**13.0**	**n/a**	**–**	**13.0**	–	n/a	–	–
Gilts	**23.1**	**n/a**	**0.2**	**23.3**	35.1	n/a	0.2	35.3
Cash	**1.6**	**n/a**	**–**	**1.6**	5.0	n/a	–	5.0
Other	**–**	**n/a**	**0.3**	**0.3**	–	n/a	0.3	0.3
Total market value of assets	**134.5**	**–**	**1.1**	**135.6**	168.8	–	1.2	170.0
Present value of scheme liabilities	**(174.7)**	**(3.0)**	**(1.3)**	**(179.0)**	(149.3)	(2.0)	(1.1)	(152.4)
(Deficit) surplus in the scheme	**(40.2)**	**(3.0)**	**(0.2)**	**(43.4)**	19.5	(2.0)	0.1	17.6
Related deferred tax asset (liability)	**12.1**	**1.2**	**–**	**13.3**	(5.9)	0.8	–	(5.1)
Net pension (liability) asset	**(28.1)**	**(1.8)**	**(0.2)**	**(30.1)**	13.6	(1.2)	0.1	12.5

The deficit of £1.8m in the German scheme is financed through existing book reserves established within the German accounts.

If the above pension liability or asset was recognised in the financial statements, the Group's net assets and profit and loss reserve as at 31 March would be as follows:

	2003		2002	
	Profit and loss reserve	**Net assets**	Profit and loss reserve	Net assets
	£m	**£m**	£m	£m
As stated excluding pension (liability) asset	**306.4**	**388.2**	330.8	412.1
Net pension (liability) asset	**(30.1)**	**(30.1)**	12.5	12.5
Including net pension (liability) asset	**276.3**	**358.1**	343.3	424.6

For the year ended 31 March 2003:

The amounts charged to the profit and loss account under FRS 17 would have been: £(5.4)m in total; of which £(8.0)m would have been in operating profit, and £2.6m within other finance income.

The actuarial loss recognised in the Group Statement of Recognised Gains and Losses would have been £(60.2)m.

6. Tangible fixed assets

	Land and buildings £m	Plant and machinery £m	Computer systems £m	Total £m
At 1 April 2002	97.3	88.9	78.7	264.9
Additions	0.4	8.0	22.9	31.3
Disposals	(0.1)	(2.2)	(4.8)	(7.1)
Translation differences	2.6	1.6	0.8	5.0
At 31 March 2003	**100.2**	**96.3**	**97.6**	**294.1**
Depreciation				
At 1 April 2002	17.3	54.9	36.8	109.0
Charged in the year	2.1	8.1	9.4	19.6
Disposals	(0.1)	(1.8)	(4.2)	(6.1)
Translation differences	0.3	0.7	0.5	1.5
At 31 March 2003	**19.6**	**61.9**	**42.5**	**124.0**
Net book value				
At 31 March 2003	**80.6**	**34.4**	**55.1**	**170.1**
At 31 March 2002	**80.0**	**34.0**	**41.9**	**155.9**

7. Reconciliation of movements in shareholders' funds

	2003 £m	2002 £m
Profit for the year	**60.3**	62.9
Dividend	**(73.9)**	(69.2)
Retained loss for the year	**(13.6)**	(6.3)
Translation differences	**(10.8)**	0.5
New share capital subscribed	**0.5**	3.0
Net reduction to equity	**(23.9)**	(2.8)
Equity shareholders' funds at the beginning of the year	**412.1**	414.9
Equity shareholders' funds at the end of the year	**388.2**	412.1

8. Net debt at the end of the year comprises:

	2003 £m	2002 £m
Current asset investments	**23.8**	16.3
Cash at bank and in hand	**2.9**	5.1
Overdrafts	**(0.3)**	(1.9)
Debts due within one year	**(29.0)**	(19.7)
Debts due after more than one year	**(44.3)**	(52.8)
	(46.9)	(53.0)

9. Gross cash flows

	2003 £m	2002 £m
Capital expenditure and financial investment		
Purchase of tangible fixed assets*	**(34.3)**	(46.4)
Sales of tangible fixed assets	**0.9**	4.7
Receipt of capital grants	**0.7**	1.8
Purchase of own shares	**–**	(1.2)
Net cash outflow for capital expenditure and financial investment	**(32.7)**	(41.1)

* Including capital accruals the purchase of fixed assets figure would be £31.3m (2002: £47.2m)

10. Principal exchange rates

	2003		2002	
	Average	**Closing**	Average	Closing
United States Dollar	**1.54**	**1.58**	1.43	1.42
Euro	**1.56**	**1.45**	1.63	1.63
Japanese Yen	**188**	**187**	180	189

11. Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards, using the accounting policies set out in the Annual Report for the year ended 31 March 2003.

The financial information set out above does not constitute the Group's statutory accounts for the years ended 31 March 2003 or 2002 but is derived from those accounts. Statutory accounts for 2002 have been delivered to the Registrar of Companies, and those for 2003 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Copies of the Annual Report and Accounts for the year ended 31 March 2003 will be available from 16 June 2003 from the Company Secretary, Electrocomponents plc, International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH, United Kingdom. Telephone +44 (0)1865 204000. The Report will also be published on the Corporate website at www.electrocomponents.com.

The Annual General Meeting will be held at Electrocomponents plc, International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH, United Kingdom on 18 July 2003 at 12 noon.